 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2015

CHART ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-35762	45-28532218
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o The Chart Group, L.P. 555 Fifth Avenue, 19th Floor New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-350-1150

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Overview

On January 5, 2015, Chart Acquisition Corp. (“Chart” or the “Company”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Tempus Applied Solutions, LLC (“Tempus”) and other parties, providing for the combination of Chart and Tempus under a new holding company called Tempus Applied Solutions Holdings, Inc. (“Tempus Holdings”). The transactions contemplated by the Merger Agreement are hereafter referred to as the “Business Combination.” The terms of the merger were amended on March 20, 2015, when the parties entered into an amendment to a First Amendment to Merger Agreement (the “First Amendment”).

On June 10, 2015, the terms of the Business Combination were further amended, when Chart, Tempus and the other parties to the Merger Agreement, as well as two new, additional parties, entered into a Second Amendment to Merger Agreement (the “Second Amendment”). The Second Amendment was entered to in order to provide for the consummation, prior to the closing of the Business Combination, of a series of privately negotiated transactions, referred to collectively herein as the “Financing”, involving aggregate cash investments of $10.5 million by three outside investor entities (or affiliates thereof) that have not previously invested in Chart or Tempus (the “New Investors”); aggregate cash investments of $5.0 million by Chart Acquisition Group LLC (the “Sponsor”), Mr. Joseph Wright and Cowen Investments LLC (collectively, the “Chart Affiliate Investors”); and a cash investment of $500,000 by the Chief Financial Officer of Tempus (through his individual retirement account) (the “Tempus Affiliate Investor”, and together with the Chart Affiliate Investors, the “Affiliate Investors” and collectively with the New Investors, the “Investors”). The purpose of the Financing is to help ensure that Chart will have sufficient funds to close the Business Combination, although the Financing will also result in the substantial dilution of post-Business Combination shareholdings in Tempus Holdings, affecting all investors in Chart common stock who are not participating in the Financing and who do not redeem their Chart common stock in connection with the special meeting to be held to approve the Business Combination, but instead exchange their Chart common stock for Tempus Holdings common stock in the Business Combination. The Second Amendment was also entered to in order to make certain other amendments to the terms of the Business Combination.

Amendment to the Merger Agreement

On June 10, 2015, Chart entered into the Second Amendment with the other parties to the Merger Agreement, including Chart Financing Sub Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Chart (“Chart Financing Sub”), TAS Financing Sub Inc., a Delaware corporation and a newly formed wholly-owned subsidiary of Tempus (“Tempus Financing Sub” and, together with Chart Financing Sub, the “Financing Subs”), Tempus, the sellers of Tempus, Tempus Holdings and the other parties to the Merger Agreement, including, for the limited purposes set forth in the Merger Agreement, the Sponsor, Mr. Wright and Cowen Investments LLC (“Cowen”), to amend certain of the terms of the Merger Agreement. Pursuant to the Second Amendment, the parties agreed to (i) add the Financing Subs as parties to the Merger Agreement and revise the contemplated mergers to include the Financing Subs, (ii) provide for the merger consideration to be provided in the Business Combination to the holders of the preferred stock of the Financing Subs issued in the Financing (as described below), (iii) add the consummation of the Financing as a mutual closing condition, (iv) revise the form of amended and restated certificate of incorporation for Tempus Holdings to be adopted at the closing of the Business Combination to increase the number of authorized shares and to include the certificate of designations for new Series A Convertible Preferred Stock of Tempus Holdings (“Tempus Holdings Preferred Stock”), (v) revise the form of registration rights agreement to be executed at the closing of the Business Combination to include as registrable securities thereunder the shares of Tempus Holdings common stock and Series A-2 and Series B-2 warrants to be issued to the Tempus Affiliate Investor as a result of the Financing and the shares of Tempus Holdings stock issuable upon exercise of the Series A-2 and Series B-2 warrants to the Tempus Affiliate Investor as a result of the Financing (as well as any shares of Tempus Holdings common stock issuable upon conversion of any Tempus Holdings Preferred Stock issued upon the exercise of any Series A-2 warrants or Series B-2 warrants), but without any such securities being subject to lock-up, (vi) amend the Registration Rights Agreement, dated as of December 13, 2012, by and among Chart, Sponsor, Mr. Wright and Cowen and the other parties thereto, to add Tempus Holdings as a party and to include as registrable securities thereunder the shares of Tempus Holdings common stock and Series A-2 and Series B-2 warrants to be issued to the Chart Affiliate Investors as a result of the Financing and the shares of Tempus Holdings stock issuable upon exercise of the Series A-2 and Series B-2 warrants to the Chart Affiliate Investors as a result of the Financing (as well as any shares of Tempus Holdings common stock issuable upon conversion of any Tempus Holdings Preferred Stock issued upon the exercise of any Series A-2 warrants or Series B-2 warrants), but without any such securities being subject to lock-up, (vii) otherwise revise the Merger Agreement to account for the Financing and the addition of the Financing Subs as parties to the Merger Agreement and (viii) extend the date upon which either Chart or Tempus are entitled to terminate the Merger Agreement to take into account the proposed extension of the deadline for the consummation of the Business Combination from June 13, 2015 to July 31, 2015 and otherwise account for such additional extension.

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In addition, the Second Amendment removed as a condition to the closing of the Business Combination the requirement, in the original Merger Agreement, that Tempus must have entered into one or more contracts providing for at least $100 million of revenues payable to Tempus within 12 months after the date of the closing. It is the view of Chart’s management that Tempus has a reasonable expectation of being awarded, among other contracts and business opportunities, one particular international government contract that would by itself meet most or all of the closing condition, but there is no certainty that the contract will be awarded to Tempus, including prior to the closing of the Business Combination, and the need for the closing condition had been obviated by the reduction in the base value of the merger consideration effectuated in the First Amendment.

A copy of the Second Amendment and copies of the relevant amended registration rights agreements, are filed as exhibits to this Current Report on Form 8-K and are incorporated herein by reference, and the descriptions of the transactions and the agreements provided herein are qualified in their entirety by reference thereto.

The Financing

The consummation of the Business Combination will be immediately preceded by the Financing, a series of privately negotiated transactions involving aggregate cash investments of $10.5 million by the New Investors and aggregate cash investments of $5.5 million by the Chart Affiliate Investors and the Tempus Affiliate Investor, who is the Chief Financial Officer of Tempus. As a result of the Financing, it is contemplated that the Tempus Holdings securities being issued to the New Investors in the Business Combination will be registered and freely tradable by such New Investors, subject to any applicable restrictions under the securities laws.

Purchase and Exchange Agreements

As part of the Financing, pursuant to separate but substantially identical Purchase and Exchange Agreements, each dated as of June 10, 2015, between, on the one hand, Chart, Tempus, Tempus Financing Sub, Tempus Holdings and Chart Financing Sub, and on the other hand each of the respective New Investors (each such agreement, a “New Investor Purchase Agreement”), immediately prior to the consummation of the Business Combination, the New Investors will acquire from Tempus Financing Sub an aggregate of 1,050,000 shares of Tempus Financing Sub Preferred Stock at a price of $10.00 per share. Under the terms of the New Investor Purchase Agreements, upon the later of (i) Tempus Holdings’ receipt of notification by the SEC that no comments remain outstanding with respect to the registration statement related to the Business Combination, and (ii) the fulfillment of certain other conditions, including that certain representations and warranties of the Chart and Tempus parties are true and correct and that certain filings have been completed, the New Investors shall deposit the $10.5 million purchase price for the Tempus Financing Sub Preferred Stock in escrow with a third party escrow agent, provided that the Chart and Tempus parties have certified that the Business Combination is contemplated to occur within 25 business days. Thereafter, at the time for closing the Business Combination, upon the Chart and Tempus parties certifying that all conditions to the consummation of the Merger Agreement have been satisfied in full (or waived by the parties), including that Chart has received sufficient shareholder approval to authorize the Business Combination, and the fulfillment of certain other conditions, including that certain representations and warranties of the Chart and Tempus parties are true and correct, the $10.5 million in escrow will be released by the third party escrow agent to Tempus Financing Sub, and Tempus Financing Sub will use that amount to purchase the Chart Financing Sub Series A Preferred Stock in accordance with the TAS Purchase Agreement (as described below). The New Investor Purchase Agreements also provide that if the Tempus Financing Sub Preferred Stock is issued thereunder, but the Business Combination does not close within five business days, the Tempus Financing Sub Preferred Stock will automatically be redeemed and the $10.5 million purchase price returned to the respective New Investors.

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At the same time as the consummation of the purchases under the New Investor Purchase Agreements, pursuant to a Purchase and Exchange Agreement, dated as of June 10, 2015, between, on the one hand, Chart, Tempus, Tempus Holdings and Chart Financing Sub, and on the other hand Tempus Financing Sub (the “TAS Purchase Agreement”), Tempus Financing Sub will use the $10.5 million in proceeds from the issuance of the Tempus Financing Sub Preferred Stock to the New Investors to acquire from Chart Financing Sub 1,050,000 shares of Chart Financing Sub Series A Preferred Stock at a price of $10.00 per share. The TAS Purchase Agreement provides that if the Chart Financing Sub Series A Preferred Stock is issued thereunder, but the Business Combination does not close within five business days, the Chart Financing Sub Series A Preferred Stock will automatically be redeemed and the $10.5 million purchase price returned to Tempus Financing Sub. The $10.5 million in proceeds received by Chart Financing Sub will be held and not used by Chart Financing Sub for any purpose other than to satisfy such redemption obligations, if any.

At the same time as the consummation of the purchases under the New Investor Purchase Agreements and the TAS Purchase Agreement, pursuant to separate but substantially identical Purchase and Exchange Agreements, each dated as of June 10, 2015, between, on the one hand, Chart, Tempus Holdings and Chart Financing Sub, and on the other hand each of the respective Affiliate Investors (each such agreement, an “Affiliate Investor Purchase Agreement”), the Affiliate Investors will acquire from Chart Financing Sub an aggregate of 550,000 shares of Chart Financing Sub Series B Preferred Stock at a price of $10.00 per share, for an aggregate of $5.5 million. Of the shares so acquired, 308,336 of such shares will be purchased by the Sponsor, 16,664 of such shares will be purchased by Mr. Wright, 175,000 of such shares will be purchased by Cowen and 50,000 of such shares will be purchased by the Tempus Affiliate Investor. The Affiliate Investor Purchase Agreements provide that if the Chart Financing Sub Series B Preferred Stock is issued thereunder, but the Business Combination does not close within five business days, the Chart Financing Sub Series B Preferred Stock will automatically be redeemed and the $5.5 million purchase price returned to the Affiliate Investors. The $5.5 million in proceeds received by Chart Financing Sub will be held and not used by Chart Financing Sub for any purpose other than to satisfy such redemption obligations, if any.

In the Business Combination, the Tempus Financing Sub Preferred Stock held by the New Investors and the Chart Financing Sub Series B Preferred Stock held by the Affiliate Investors will be cancelled. In consideration for such cancellation, the New Investors will collectively receive 1,289,604 shares of Tempus Holdings common stock, 1,335,396 shares of Tempus Holdings Preferred Stock, 1,968,750 Series A-1 warrants and 656,250 Series B-1 warrants, and the Affiliate Investors will collectively receive 1,375,000 shares of Tempus Holdings common stock, 1,031,250 Series A-2 warrants and 343,750 Series B-2 warrants. The Chart Financing Sub Series A Preferred Stock held by Tempus Financing Sub will be cancelled in the Business Combination as treasury stock without any consideration paid for such cancellation.

In addition to the foregoing, under the terms of the New Investor Purchase Agreements, it was agreed that, until seven months after the consummation of the Business Combination, Tempus Holdings will not conduct, without the written consent of each New Investor or its designee, any equity or equity-related financing; provided, that Tempus Holdings may conduct such financings without such consent if the price per common share received by Tempus Holdings in such financings is in excess of $3.00, after giving consideration to all securities issued. Further, under the New Investor Purchase Agreements, it was agreed that the New Investors would not at any time receive any material, non-public information concerning any of the Chart or Tempus parties or their subsidiaries or otherwise relating to the securities in the Financing and the Business Combination, subject to certain exceptions. Neither the TAS Purchase Agreement nor the Affiliate Investor Purchase Agreements contain any such terms.

Further, it was agreed in each New Investor Purchase Agreement that the Chart and Tempus parties would not offer any other person more favorable terms relating to the transactions contemplated by the New Investor Purchase Agreement than were offered in that New Investor Purchase Agreement; and it was agreed in each Affiliate Investor Purchase Agreement that the Chart and Tempus parties would not offer any other person more favorable terms relating to the transactions contemplated by the Affiliate Investor Purchase Agreement than were offered in that Affiliate Investor Purchase Agreement, except for terms offered in the New Investor Purchase Agreements.

Each of the New Investor Purchase Agreements and the Affiliate Investor Purchase Agreements may be terminated by any party thereto if the Business Combination has not occurred on or prior to July 31, 2015.

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Tempus Holdings Preferred Stock

The rights and obligations of the holders of the Tempus Holdings Preferred Stock are set forth in the certificate of designations for the Tempus Holdings Preferred Stock, which will be adopted by Tempus Holdings and filed with its amended and restated certificate of incorporation prior to the closing under the New Investor Purchase Agreements.

At any time after its initial issuance date, each preferred share shall be convertible into validly issued, fully paid and non-assessable shares of common stock based on a conversion price of $4.00 per share, subject to adjustment for unpaid dividends and any accrued charges, as well as certain equitable adjustments.

Tempus Holdings shall not effect the conversion of any of the Tempus Holdings Preferred Stock and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the holder would beneficially own in excess of either 4.99% or 9.99% (the “Maximum Percentage”) (as elected in writing by the holder on or prior to the initial issuance date of the Tempus Holdings Preferred Stock) of the shares of Tempus Holdings common stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the shares of common stock issuable to a holder pursuant to the terms of the Tempus Holdings Preferred Stock in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

Tempus Holdings shall not enter into or be party to a “Fundamental Transaction” unless the successor entity assumes in writing all of the obligations of Tempus Holdings under the certificate of designations for the preferred stock. “Fundamental Transaction” means, among other things, that Tempus Holdings shall, directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not Tempus Holdings is the surviving corporation) another entity; (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Tempus Holdings or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more entities; (iii) make, or allow one or more entities to make, or allow Tempus Holdings to be subject to or have its common stock be subject to or party to one or more entities making, a purchase, tender or exchange offer that is accepted by at least 50% of the outstanding shares of common stock; (iv) consummate a stock or share purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more entities whereby all such entities, individually or in the aggregate, acquire at least 50% of the outstanding shares of common stock; or (v) reorganize, recapitalize or reclassify its common stock. The foregoing provisions will not apply to a Fundamental Transaction where the purchaser or other successor entity provides cash consideration and such Fundamental Transaction does not involve the issuance of any securities to the holders of any securities of Tempus Holdings or its affiliates.

If at any time Tempus Holdings grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of common stock (“Purchase Rights”), then each preferred share holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of all the Tempus Holdings Preferred Stock (without taking into account any limitations or restrictions on the convertibility of the Tempus Holdings Preferred Stock) held by such holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights.

Holders of Tempus Holdings Preferred Stock shall have no voting rights, except as required by law.

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The Tempus Holdings Preferred Stock shall rank pari passu to Tempus Holdings’ shares of common stock in respect of preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of Tempus Holdings, provided that, in a liquidation event, the holders shall be entitled to receive in cash out of the assets of Tempus Holdings an amount per preferred share equal to the greater of $4.00 (plus any unpaid dividends and accrued charges) and the amount per share such holder would receive if such holder converted such Tempus Holdings Preferred Stock into common stock immediately prior to the date of such payment (without regard to any limitations on conversion), provided that if the liquidation funds are insufficient to pay the full amount due to the holders, then each holder shall receive a percentage of the liquidation funds equal to the full amount of liquidation funds payable to such holder, as a percentage of the full amount of liquidation funds payable to all holders (on an as-converted basis, without regard to any limitations on conversion set forth herein) and all holders of common stock, together for such purposes as a single class.

Under the terms of the Tempus Holdings Preferred Stock, if holders thereof convert that preferred stock and Tempus Holdings fails to deliver common stock in response within the time periods and in the manner specified in the terms of the Tempus Holdings Preferred Stock, Tempus Holdings may suffer substantial penalties.

Series A and Series B Warrants

Each Series A and Series B warrant will entitle the holder thereof to take delivery of the shares purchased through the exercise thereof in the form of either Tempus Holdings common stock or Tempus Holdings Preferred Stock. The Series A warrants will have an exercise price of $4.80 per share purchased, will be immediately exercisable and will expire five years after issuance. The Series B warrants will have an exercise price of $5.00 per share purchased, will be exercisable after five months and will expire fifteen months after issuance.

The Series A and Series B warrants contain customary “cashless exercise” terms, pursuant to which holders of the warrants may choose to exercise the warrants (at a time when the warrants are otherwise exercisable according to their terms) without paying cash, by effectively submitting a greater number of warrants, rather than a smaller number of warrants plus cash, in exchange for shares. The Series B warrants (but not the Series A warrants) contain an additional cashless exercise feature, pursuant to which, during the period from five to fifteen months after the Business Combination, if the “Market Price” of Tempus Holdings common stock (defined as the average of the four lowest volume-weighted average prices of Tempus Holdings common stock for the preceding 10 trading days) is less than $4.00, the holder of such Series B warrant can exercise the Series B warrant to acquire a number of shares of Tempus Holdings common stock or Tempus Holdings Preferred Stock equal to (depending on the Market Price) up to 122.2% of the number of shares of Tempus Holdings common stock acquired in the Business Combination, with the lower the Market Price, the more shares being available for acquisition by the Series B warrant holder (subject to a floor of $1.80 per share).

The Series A and Series B warrants also include “full ratchet” anti-dilution protection provisions, which provide that if any shares of Tempus Holdings common stock are issued at a price less than then current exercise price of the Series A or Series B warrants, as applicable, or if any warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for shares of Tempus Holdings common stock are issued with an exercise price less than the then current exercise price of the Series A or Series B warrants, as applicable, then the exercise price of the Series A or Series B warrants, as applicable, will automatically be reduced to the issuance price of such new shares of Tempus Holdings common stock or the exercise price of such warrants, options or other securities with the right to acquire or that are convertible into or exchangeable for shares of Tempus Holdings common stock. These anti-dilution provisions do not apply in the case of an issuance by Tempus Holdings of “Excluded Securities”, including certain option and other equity incentive awards to directors and officers, and securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of Tempus Holdings, but shall not include a transaction in which Tempus Holdings is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Under the terms of the Series A and Series B warrants, Tempus Holdings shall not enter into or be party to a “Fundamental Transaction” unless the successor entity assumes in writing all of the obligations of Tempus Holdings under such warrants. “Fundamental Transaction” means, among other things, that Tempus Holdings shall, directly or indirectly, including through subsidiaries, affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not Tempus Holdings is the surviving corporation) another entity; (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Tempus Holdings or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more entities; (iii) make, or allow one or more entities to make, or allow Tempus Holdings to be subject to or have its common stock be subject to or party to one or more entities making, a purchase, tender or exchange offer that is accepted by at least 50% of the outstanding shares of common stock; (iv) consummate a stock or share purchase agreement or other business combination (including a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more entities whereby all such entities, individually or in the aggregate, acquire at least 50% of the outstanding shares of common stock; or (v) reorganize, recapitalize or reclassify its common stock. The foregoing provisions will not apply to a Fundamental Transaction where the purchaser or other successor entity, after giving effect to such Fundamental Transaction, does not have any equity securities that are then listed or designated for quotation on a national securities exchange or automated quotation system. Moreover, a holder of Series A or Series B warrants may choose, in connection with any Fundamental Transaction, to have Tempus Holdings or the successor entity purchase its warrants from the holder by paying the holder cash in an amount equal to the “Black Scholes Value” (as defined in the warrants) of the warrants.

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Under the terms of the Series A and Series B warrants, if Tempus Holdings shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of common stock, then, in each such case, holders of such warrants shall be entitled to participate in such distribution to the same extent that they would have participated if they had held the number of shares of common stock acquirable upon complete exercise of such warrants (without regard to any limitations or restrictions on exercise of such warrants) immediately before the date on which a record is taken for such distribution.

Under the terms of the Series A and Series B warrants, if Tempus Holdings grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of common stock (“Purchase Rights”), then each holder of Series A or Series B warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of all the Tempus Holdings Preferred Stock (without taking into account any limitations or restrictions on exercise of such warrants) held by such holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights.

Under the terms of the Series A and Series B warrants, if holders thereof exercise warrants and Tempus Holdings fails to deliver common stock in response within the time periods and in the manner specified in the terms of the warrants, Tempus Holdings may suffer substantial penalties.

Under the terms of the Series A-1 and Series B-1 warrants (but not the Series A-2 or Series B-2 warrants), Tempus Holdings shall not effect the exercise of any warrants and the exercise thereof shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the holder would beneficially own in excess of either 4.99% or 9.99% (the “Maximum Percentage”) (as elected in writing by the holder on or prior to the initial issuance date of the warrants) of the shares of Tempus Holdings common stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act, and the shares of common stock issuable to a holder pursuant to the terms of the warrants in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

Under the terms of the Series A-1 warrants, until 12 months following the consummation of the Business Combination, each New Investor shall have the right to participate in any Tempus Holdings offering, with the aggregate percentage participation of all the New Investors being 35%. Under the terms of the Series A-2 warrants, until 12 months following the consummation of the Business Combination, each Affiliate Investor shall have the right to participate in any Tempus Holdings offering, with the aggregate percentage participation of all the Affiliate Investors being 18%.

Copies of the form of Purchase and Exchange Agreements, the certificate of designations relating to the Tempus Holdings Preferred Stock and the forms of the Series A-1, A-2, B-1 and B-2 warrants are filed as exhibits to this Current Report on Form 8-K and are incorporated herein by reference, and the descriptions of the transactions and documents provided herein are qualified in its entirety by reference thereto.

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Sponsor Note

On June 10, 2015, Chart issued a non-interest bearing promissory note in the amount of $308,333 (the “Note”) to Chart Acquisition Group LLC, the Company’s sponsor. Payment on the Note is due on the earlier of: (i) July 31, 2015 and (ii) the date on which the Company consummates the Business Combination. Chart issued the Note in consideration for loans to fund the Company's working capital requirements. The Note does not have a claim against the Trust Account (as defined in the Company’s amended and restated certificate of incorporation) and will not reduce the per-share redemption price for shares of common stock issued in the Company’s initial public offering. A copy of the Note is filed with this Current Report on Form 8-K as Exhibit 10.7 and is incorporated herein by reference, and the foregoing description of the Note is qualified in its entirety by reference thereto.

Additional Information

On January 9, 2015, Tempus Holdings filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement of Chart and a prospectus in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to stockholders of Chart as of a record date to be established for voting on the Business Combination. Stockholders of Chart and other interested persons are advised to read the preliminary proxy statement and, when available, the definitive proxy statement, in connection with Chart’s solicitation of proxies for the special meeting to be held to approve the Business Combination, because these documents will contain important information about Chart, Tempus, the Financing and the Business Combination. Stockholders may also obtain copies of the registration statement, as amended, and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to Chart by contacting its Secretary, Michael LaBarbera, c/o The Chart Group, L.P., 555 5th Avenue, 19th Floor, New York, New York 10017, at (212) 350-8200 or at mlab@chartgroup.com.

Participants in the Business Combination

Tempus Holdings, Chart, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Chart in connection with the Business Combination. Information regarding the officers and directors of Chart is set forth in Chart’s annual report on Form 10-K, which was filed with the SEC on March 10, 2015, as amended. Additional information regarding the interests of such potential participants is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC.

Forward-Looking Statements

This report contains forward-looking statements that involve risks and uncertainties concerning the Business Combination, Tempus’ expected financial performance, as well as its strategic and operational plans. Actual events or results may differ materially from those described in this report due to a number of risks and uncertainties. These risks and uncertainties could cause actual results or outcomes to differ materially from those indicated by such forward looking-statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement between Chart, Tempus and related parties; (2) the outcome of any legal proceedings that may be instituted against Chart, Tempus or others following announcement of the Merger Agreement, the Financing and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Chart; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the inability to recognize the anticipated benefits of the Business Combination; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Tempus may be adversely affected by other economic, business, and/or competitive factors; (10 the failure to close the Financing; and (11) other risks and uncertainties indicated from time to time in filings with the SEC by Chart or Tempus Holdings.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

3.1	Form of Certificate of Designations for Series A Convertible Preferred Stock of Tempus Applied Solutions Holdings, Inc.

4.1	Form of Series A-1 Warrant of Tempus Applied Solutions Holdings, Inc.

4.2	Form of Series A-2 Warrant of Tempus Applied Solutions Holdings, Inc.

4.3	Form of Series B-1 Warrant of Tempus Applied Solutions Holdings, Inc.

4.4	Form of Series B-2 Warrant of Tempus Applied Solutions Holdings, Inc.

10.1	Second Amendment to the Agreement and Plan of Merger, dated June 10, 2015, by and among Tempus Applied Solutions, LLC, the Members of Tempus Applied Solutions, LLC, the Members’ Representative, Chart Acquisition Corp., Tempus Applied Solutions Holdings, Inc., Chart Merger Sub Inc., TAS Merger Sub LLC, Chart Financing Sub Inc., TAS Financing Sub Inc., the Chart Representative and the Warrant Offerors+

10.2	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each New Investor+

10.3	Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and TAS Financing Sub Inc.+

10.4

 Form of Purchase and Exchange Agreement by and among Chart Acquisition Corp., Tempus Applied Solutions, LLC, Tempus Applied Solutions Holdings, Inc., Chart Financing Sub Inc. and each Affiliate Investor+

10.5	Form of Registration Rights Agreement by and among Tempus Applied Solutions Holdings, Inc. and the stockholders of Tempus Applied Solutions Holdings, Inc. named therein+

10.6	Form of First Amendment to Registration Rights Agreement, by and among Chart Acquisition Corp. and certain initial investors

10.7	Promissory Note, dated June 10, 2015, by and between Chart Acquisition Corporation and Chart Acquisition Group, LLC

+

The exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART ACQUISITION CORP.

Date: June 10, 2015	By:	/s/ Michael LaBarbera

Name: Michael LaBarbera
Title: Chief Financial Officer

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